EXHIBIT 99.1
FreeSeas Completes Merger and Starts Trading on NASDAQ
PIRAEUS, GREECE — (MARKET WIRE) — 12/16/2005 — FreeSeas Inc. (NASDAQ: FREE), (NASDAQ: FREEW) and (NASDAQ: FREEZ) announced today that it has completed its merger with Trinity Partners Acquisition Company Inc. and, in accordance with the terms of the merger, FreeSeas is the surviving corporation. Effective today, FreeSeas’ common stock, Class W warrants and Class Z warrants will commence trading on the Nasdaq Capital Market under the trading symbols FREE, FREEW and FREEZ, respectively.
All classes of Trinity securities will no longer trade; each outstanding share of Trinity’s common stock and Class B common stock have been converted, as a result of the merger, into the right to receive an equal number of shares of FreeSeas’ common stock. Each Trinity Class W warrant and Class Z warrant have been converted into the right to receive an equal number of FreeSeas’ Class W warrants and Class Z warrants.
As of today, FreeSeas has outstanding 6,282,600 shares of common stock, 1,828,750 Class W warrants and 1,458,750 Class Z warrants, following conversion of all Trinity securities into FreeSeas securities.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargos through the ownership and operation of drybulk vessels. Currently, it has a fleet of three Handysize vessels.
The FreeSeas principals, George D. Gourdomichalis, Ion Varouxakis and Stathis D. Gourdomichalis issued the following statement: “Today’s merger marks a turning point for our company. FreeSeas’ stock will commence trading on Nasdaq today under the symbol FREE. We are very pleased at this development, which opens whole new opportunities for our company.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargos through the ownership and operation of drybulk vessels. Currently, it has a fleet of three Handysize vessels. FreeSeas common stock and warrants trade on the Nasdaq Capital Market under the symbols FREE, FREEW and FREEZ respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr
Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,”

“anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Company Contact:
Stathis D. Gourdomichalis
Chief Financial Officer
FreeSeas Inc.
93 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: Email Contact
Email Contact
www.freeseas.gr
Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-Mail: Email Contact
www.capitallink.com